UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
June 15, 2009
Commission File Number 001—33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Notice of Extraordinary General Meeting dated June 15, 2009 for shareholder meeting to be held on July 11, 2009.

Appointment of New Chief Financial Officer
     Effective June 15, 2009, Mr. Vinod Bhandawat has been appointed as the Chief Financial Officer of Sterlite Industries (India) Limited (the “Company”). Mr. Bhandawat joined the Vedanta group in 1998 and has held various positions, including acting as the chief financial officer of our Company in June 2009. Prior to joining the Vedanta group, Mr. Bhandawat was employed in various positions by companies with operations in India, including holding the positions of Manager — Accounts with Century Enka Ltd. and Business Controller with ABB Ltd. (formerly Asea Brown Boveri). Mr. Bhandawat has a Bachelor of Commerce from Calcutta University and is a member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.
     Mr. Bhandawat replaces Mr. Dindayal Jalan in the role of Chief Financial Officer. Mr. Dindayal Jalan will continue in his role as a whole time director of the Company.
Raising of Additional Capital
     On June 15, 2009, the board of directors of the Company approved resolutions authorizing the Company to seek shareholder approval for the raising of additional capital through the domestic Indian or international markets. According to the resolutions, the Company will seek shareholder approval authorizing the Company to issue securities representing up to 25% of the post-issuance outstanding and paid-up share capital of the Company. The Company issued a Notice of Extraordinary General Meeting dated June 15, 2009 notifying a shareholder meeting to be held on July 11, 2009 for shareholders to vote on the raising of additional capital. The Notice of Extraordinary General Meeting is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Exhibits
99.1	Notice of Extraordinary General Meeting dated June 15, 2009 for shareholder meeting to be held on July 11, 2009

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: June 26, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Whole Time Director

EXHIBIT INDEX
99.1	Notice of Extraordinary General Meeting dated June 15, 2009 for shareholder meeting to be held on July 11, 2009